Exhibit 19.2

QHSLAB, Inc.

CONTROL AND USE OF INSIDE INFORMATION

(As Revised March 2024)

In this policy, each reference to QHSLab, Inc or the “Company” shall mean both QHSLab, Inc. its wholly-owned subsidiaries, and the word “employee” shall include each employee of QHSLab, Inc or of any of its wholly-owned subsidiaries and the members of the QHSLab, Inc Board of Directors.

The term “inside information” includes any material non-public information relating to QHSLab, Inc Corporation, its wholly-owned subsidiaries, as well as any information relating to companies with which QHSLab, Inc has business dealings, such as an acquisition, joint venture or substantial contract award or modification by or from QHSLab, Inc.

The Insider Trading and Securities Fraud Enforcement Act of 1988 (“the Act”) enforces the legal prohibition on insider trading. The Act imposes substantial liabilities and penalties on persons who trade in securities while in possession of inside information relating to those securities or who communicate (“tip”) the inside information to others. Under certain circumstances, the Act also imposes penalties on employers and supervisors of individuals who commit insider-trading violations. The Act applies to trading in QHSLab, Inc securities as well as the securities of any other company as to which QHSLab, Inc employees, directors or agents gain inside information in the course of their employment.

It is QHSLab, Inc’s policy that - if you become aware of any inside information relating to the Company, an entity doing business with QHSLab, Inc, or an entity QHSLab, Inc is considering acquiring that has not yet been made available to the general public by press release or otherwise - you and your family members and relatives are strictly prohibited from buying or selling Company or the entity’s stock or directly or indirectly disclosing such information to any other person who may trade in Company or the entity’s stock. This prohibition continues until the third business day following the day the Company makes such information available to the general public. It is difficult to describe exhaustively what constitutes inside information, but you should assume that any information, positive or negative, that might affect the price of Company stock or otherwise might be of significance to an investor in determining whether to purchase, sell or hold Company stock would be considered inside information. Some examples of information that would typically be considered inside information include:

●	earnings information (favorable or unfavorable), including annual, quarterly or monthly financial results and guidance or projections relating to future earnings;
●	material potential mergers, joint ventures or acquisitions or dispositions of a business;
●	new products or services, or developments regarding clients or suppliers;
●	changes in senior management of the Company; and
●	pending significant litigation or a change in the status of litigation.

This list includes just a few examples of inside information and is not intended to be all-inclusive.

The Company’s Code of Conduct has long prohibited employees from making use of inside Company information. The Company has adopted this additional formal procedure to prevent the misuse of inside information and re-emphasize to employees that they have an obligation not to engage in insider trading. There are no exceptions for transactions that an employee believes may be necessary or justifiable for independent reasons (such as the need to raise money for an emergency expenditure). You should expect that any violation of this Policy Statement will result in the Company imposing serious sanctions, up to and including dismissal for cause of the person(s) involved and civil or criminal liability as mentioned above. These procedures are effective immediately and are set forth as follows:

1. Officers, Assistant Officers, or Directors may not trade in Company stock at any point without clearance in advance from the Corporate General Counsel. Clearance will be granted or denied solely on the basis of whether there exists, or is expected to exist, any inside information the public release of which has not occurred, or is not expected to occur by the time of the contemplated transaction. During periods when such unreleased information exists, or when it is anticipated that unreleased information will exist at the time of the contemplated transaction, clearance for employee purchases and sales of Company stock will be withheld. In addition, purchases and sales of QHSLab, Inc Corporation stock by certain QHSLab, Inc directors and senior officers are subject to quarterly “black-out” periods, as discussed below.

2. Employees can cause serious problems for the Company and themselves by disclosing internal information about the Company without authorization, whether or not for the purpose of facilitating improper trading in the Company’s stock. It is our policy that you should not discuss internal Company matters or developments with anyone outside of the Company, except as required in your performance of regular employment duties.

4. Written and oral communications to fellow employees regarding inside information should be limited to instances in which the information transmitted is essential for the performance of their job responsibilities, i.e., where there is a “need to know”. Oral communications should take place only in “secure” circumstances where they are not likely to be overheard by others, and letters, memos and other documents should be handled in a confidential manner.

5. The Company’s securities transactions including the names of the companies involved are to be kept confidential. They are not to be discussed with persons who are not employees of the Company, other than brokerage or other firms acting on the Company’s behalf with respect to the transactions.

6. Access to files (including computer disks or tapes) relating to inside information is to be restricted (kept under lock and key) and unnecessary records promptly destroyed by shredding.

7. Code names should be used to mask the identity of sensitive securities or other transactions or projects.

8. Access to computer (including word processor) files pertaining to QHSLab, Inc’s inside information should require a password, the knowledge of which should be as limited as possible.

9. Internal written reports should, where feasible, refer in only a general way to inside information, rather than identify the specifics relating to it. Communications containing inside information should be transmitted by sealed envelope marked to indicate confidentiality and “open by addressee only” language.

10. Copies of SEC filings and other materials relating to other companies the securities of which may be purchased by the Company should be kept confidential, even though these materials may be available to the public.

BLACKOUT PERIODS

The Company has also adopted blackout periods during which certain employees (“Covered Person”) are automatically barred from trading securities of the Company, except when such trades are in accordance with an individually established plan that meets the requirements of Rule 10B5-1 of the Securities Act of 1933, as amended. The blackout periods, and any exceptions thereto, are in addition to, and not in lieu of, the requirement to pre-clear trades with the General Counsel. A copy of any Rule 10B5-1 Plan established by a Covered Person for the purposes of trading the Company’s securities during a blackout period must be filed with the President prior to a sale of the Company’s securities and during an open window period. Failure to file such plan with the President’s office may result in the inability of the Covered Person from effectuating trades in accordance with his or her established Rule 10B5-1 Plan.

A Rule 10B5-1 plan must be entered into in good faith, which means that the Covered Person cannot establish a plan to facilitate trading of the Company’s stock based on inside information. A Covered Person may face insider trading allegations where the plan is established, modified or terminated shortly before (30 to 60 days) or otherwise in anticipation of the occurrence of a material Company event.

Who is subject to the Quarterly Blackout Periods?

●	Directors, officers and assistant officers of Company;
●	All individuals reporting directly to the CEO
●	Anyone in possession of material nonpublic information.
●	Family members or others living in the same household, family members whose transactions in Company securities are directed by, or are subject to the influence or control of, the individuals listed above, and any entities that the individuals listed above influence or control.

The blackout periods are limited to those periods during which it would be difficult to prove that Company insiders are not in possession of insider information, whether or not they in fact are in possession of such information. The black-out period begins two weeks before the end of each fiscal quarter and ends on (and includes) the second business date after the Company’s earnings are released to the public. Once you have entered a Blackout period, you will not be allowed to trade until the Blackout period closes regardless of employment status. Blackout dates are subject to change from time to time at the discretion of the Company’s Board of Directors. In addition to the usual quarterly blackout periods, a special blackout may be implemented at other times, such as during the pendency of certain Company transactions or when some other extraordinary Company event is pending.

There are very limited exceptions to quarterly or special blackout periods, such as the expiration of stock options and/or the vesting of restricted or performance stock. Exceptions shall be considered on a case by case basis by the General Counsel. You should consult the Company’s General Counsel for further guidance if you believe an exception applies to you, and a person wishing to act under such an exception must request authorization from the Company’s General Counsel.

The restrictions set forth in this Policy will apply to any securities account in the name of the employee and to any account over which the employee has control or in which the employee has a beneficial interest. It is presumed, for purposes of this Policy Statement, that an employee has control over the account of the employee’s spouse, minor children or other person residing with the employee or to whose support the employee contributes.

The following are special applications of the insider trading prohibition to transactions under Company benefit plans:

Long Term Incentive Plan Grants. During Blackout Periods, the Company does not permit stock option exercise activity or the sale of vesting restricted or performance equity awards by Covered Persons except in the case of a sell to cover program initiated by the Company to pay individual tax obligations on the vesting award or as described above.

Employee Stock Purchase Plan. The insider trading, pre-clearance and blackout policies do not apply to purchases of Company stock under the Company’s Employee Stock Purchase Plan resulting from your periodic contribution of money to the Plan through payroll deductions pursuant to your previously made election. However, the policies do apply to the following: (a) an election to participate or terminate participation in the Plan or to increase or decrease your level of participation in the Plan, in each case other than during the annual enrollment period for the Plan, and (b) sales of Company stock purchased pursuant to the Plan.

INDIVIDUAL RESPONSIBILITY

Employees subject to this Policy have ethical and legal obligations to maintain the confidentiality of information about the Company and to not trade in Company securities (or the securities of another firm) while in possession of material nonpublic information. In all cases, the ultimate responsibility for adhering to this Policy and avoiding improper trading rests with you, and any action on the part of the Company, the General Counsel or any other employee or director pursuant to this Policy (or otherwise) does not in any way constitute legal advice or insulate an individual from liability under applicable securities laws. If you violate this Policy, the Company may take disciplinary action, including dismissal for cause. You may also be subject to severe legal penalties under applicable securities laws.

The President of QHSLab, Inc. has overall responsibility for monitoring compliance with the procedures set forth in this Policy Statement. Questions regarding the applicability or interpretation of these procedures should be directed to him. Moreover, any violations of the procedures should be promptly brought to the attention of the President, who may be contacted at 901 Northpoint Parkway, Suite 302, West Palm Beach, FL, 33407. Phone: (561) 515-5995.